Filed by M & T Bank Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934



                                         Subject company: M & T Bank Corporation
                                                   Commission File No. 001-09861



On May 17, 2000, M & T Bank Corporation issued the following press release:


Contact: M&T Bank Corporation                        For Immediate Release
         Michael Zabel (716) 842-5385                Wednesday, May 17, 2000
         Tara Ellis (716) 842-5385

         Keystone Financial, Inc.
         Jacquelyn Basso (717) 231-5723
         Elizabeth Braungard (717) 231-5732

          KEYSTONE FINANCIAL, INC. TO MERGE WITH M&T BANK CORPORATION

HARRISBURG, PA (May 17, 2000) --- M&T Bank Corporation ("M&T") (NYSE:MTB), a $22.8 billion bank holding company headquartered in Buffalo, New York and Harrisburg, Pennsylvania-based Keystone Financial, Inc. ("Keystone") (NASDAQ:KSTN) with $7.0 billion in assets announced jointly today that Keystone will merge into M&T.

Giving M&T its most significant presence outside New York State to date, the merger will create a banking franchise with 450 branches and nearly 1,000 ATMs in four states: New York, Pennsylvania, Maryland and West Virginia.

The combined company will become Pennsylvania's fifth largest retail deposit holder, with a network of 171 branches in 33 counties throughout the central part of the state. Headquartered in Harrisburg, Keystone currently operates in Altoona, State College, Pottsville, Williamsport, suburban Philadelphia and other Pennsylvania communities. An additional 25 branches are located in Cumberland, Hagerstown and Frederick, Maryland and the Keyser area of West Virginia.

M&T is upstate New York's largest retail deposit holder with 272 branches in New York and northeastern Pennsylvania. Keystone's merger with M&T will create the 29th largest independent bank holding company in the United States with $29.8 billion in pro forma assets.

"M&T Bank has grown successfully because we work hard to understand our customers' personal and professional needs - and then to provide high quality financial products and services that meet those needs. As we expand further into Pennsylvania and beyond, we

                                     (more)

M&T BANK
2-2-2-2-2


remain committed to establishing that same kind of relationship with our new customers - just as we are committed to the well-being of the communities we serve," Robert G. Wilmers, M&T Bank chairman and CEO, said.

"With this merger, Keystone joins forces with a financial services institution long-known for quality, consistency and success. Together, we will create an even stronger institution that will benefit our customers and communities," Carl
L. Campbell, Keystone Financial, Inc. chairman and CEO, said.

The merged institution will provide customers with a full range of financial products and services, including 24-hour internet banking and telephone banking services, an extensive ATM network, a wide array of investment and insurance products and a full line of mortgage products.

Both M&T and Keystone are leading SBA lenders in their respective states, and the new company will offer a complete lineup of commercial banking products and services to small- and medium-sized businesses.

Officials at both companies noted that, because there is very little overlap between the two retail branch networks, the merger will result in few branch consolidations. The companies expect to retain nearly all of Keystone's current front-line employees who interact with customers.

Merger Terms

Under terms of the merger agreement, Keystone shareholders will have the option of receiving 0.050 shares of M&T common stock or $21.50 in cash in exchange for each outstanding share of Keystone common stock, subject to the requirement that, in total, 65% of the 48,930,000 shares of Keystone stock currently outstanding are exchanged for

                                     (more)

M&T BANK
3-3-3-3-3


M&T stock and the remainder for cash.

Based on the current number of shares of Keystone common stock currently outstanding and assuming 31,804,500 shares of Keystone common stock are exchanged for 1,590,225 shares of M&T common stock, the merger has an indicated value of $1 billion, making it M&T's largest merger ever.

Simultaneously with the completion of the merger, M&T will effect a 10-for-1 split on its common stock, with the 0.05 exchange ratio being adjusted to 0.5 to reflect the split. M&T also intends to double the cash dividend on its common stock in connection with the closing of the merger to the equivalent of $2.50 per quarter on each pre-split share.

The transaction has been approved by the boards of directors of both companies, and is subject to receiving various regulatory approvals and approvals of each company's stockholders, among other conditions. It is anticipated that the transaction will be completed in the fourth quarter of 2000. In conjunction with this process, the annual meeting Keystone scheduled for May 25, 2000 has been postponed indefinitely. Special shareholders meetings of both companies will be scheduled to vote on the merger.

Following the merger, Mr. Campbell will become a vice chairman of M&T Bank Corporation and its principal banking subsidiary, M&T Bank, and a member of the M&T and M&T Bank boards of directors. Mr. Campbell also will serve as chairman of M&T's Pennsylvania operations. Four other directors of Keystone also will join the M&T Bank Corporation and M&T Bank boards of directors. Mr. Wilmers will continue as president and CEO of M&T Bank Corporation and chairman and CEO of M&T Bank.

M&T Bank Profile
Since 1983, when Mr. Wilmers became chairman and CEO of M&T Bank Corporation

                                     (more)

M&T Bank
4-4-4-4-4


(formerly First Empire State Corporation), M&T has grown from less than $2 billion in assets to $22.8 billion as of March 31, 2000.

M&T also has grown through 14 mergers and acquisitions conducted during the 1990's, including its 1998 acquisition of ONBANCorp's 59 branches in New York and 19 in Pennsylvania.

Although M&T's steady growth has vaulted it into the upper ranks of American banking organizations, it has not fundamentally altered the way it conducts business - M&T remains committed to operating as a "community bank." A conservative managerial approach - one that stresses in-depth market and customer knowledge, local decision-making, consistent lending decisions and support for local initiatives - defines M&T's operating philosophy.

As a community bank, M&T recognizes that its success is uniquely dependent on the well-being of the communities in which it operates. By all measures, M&T provides significant support for its regional markets and impacts favorably on the economic and social well-being of its neighbors.

M&T Bank has earned the highest possible ratings from both the Federal Reserve Bank of New York and the New York State Banking Department since 1988 for meeting the credit needs of the communities it serves. M&T also has been consistently recognized for exceptional commitment to entrepreneurs and small business owners. And, M&T receives high marks for its level of community support and volunteer efforts.

This press release contains forward-looking statements with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results

                                     (more)

M&T Bank
5-5-5-5-5


of the merger to differ materially from M&T's expectations: the ability to timely and fully realize the expected cost savings and revenues; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. M&T does not assume any duty to update forward-looking statements.

Information regarding the identity of the persons who, under SEC rules, be deemed to be participants in the solicitation of shareholders of M&T and Keystone in connection with the merger, and their interest in the solicitation, is set forth in filings made by M&T and Keystone on the date of this press release with the SEC.

M&T and Keystone will be filing a joint proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by M&T may be obtained free of charge by contacting M&T Bank Corporation at One M&T Plaza, Buffalo, New York 14203, Attention: Investor Relations, (716) 842-5445. Documents filed with the SEC by Keystone will be available free of charge by contacting Keystone Financial, Inc., P.O. Box 708, Altoona, Pennsylvania, 16603,
Attention: Shareholder Relations, (717) 233-1555.

Investors should read the joint proxy/prospectus carefully when it becomes available before making any voting or investing decisions.

                                      #####

For Release:      Immediate, Wednesday, May 17, 2000

Media Contact:    Keystone Financial, Inc.
                  Jacquelyn Basso (717-231- 5723)
                  Elizabeth Braungard (717-231-5732)

                  M&T Bank Corporation
                  Michael Piemonte (716-842-5887)




              KEYSTONE FINANCIAL AND M&T BANK CORPORATION ANNOUNCE MERGER M&T Bank Corporation to pay $1 billion in stock and cash


HARRISBURG, PENNSYLVANIA and BUFFALO, NEW YORK (May 17, 2000) - Keystone Financial, Inc. ("Keystone") (NASDAQ: KSTN), Harrisburg, Pennsylvania and M&T Bank Corporation ("M&T") (NYSE: MTB), Buffalo, New York, today jointly announced that they have entered into a definitive agreement for a merger between the two companies.

The merger will create a strong northeast banking franchise with 424 branches in New York and Pennsylvania and 25 in northern Maryland and West Virginia. The enlarged franchise would make M&T the 29th largest independent banking company in the United States with proforma combined assets of approximately $29.8 billion as of March 31, 2000. Keystone's banking subsidiary, Keystone Financial Bank, N.A., will be merged into Manufacturers and Traders Trust Company ("M&T Bank"), M&T's principal commercial banking subsidiary.

Carl L. Campbell, chairman, president and chief executive officer of Keystone, said, "With this merger, Keystone joins forces with a financial services institution long-known for quality, consistency and success. Together, we will create an even stronger institution that will benefit the stockholders, customers and the community."

Robert G. Wilmers, president and chief executive officer of M&T, said, "M&T Bank has grown successfully across New York State and northeastern Pennsylvania because we provide high quality financial products and services to our customers through relationships that enable us to understand their personal and business needs. Our partnership with Keystone gives M&T a well-established foundation from which to broaden our geographic reach and expand our combined businesses. As we expand our presence in Pennsylvania and enter the Maryland and West Virginia markets, we remain committed to providing that same high quality service to our new customers and, we will be committed to the well-being of the communities we serve."

Following the merger, Mr. Campbell will be elected vice chairman of the board of directors of M&T and vice chairman of M&T Bank. Four other directors of Keystone will join Mr. Campbell on M&T's and M&T Bank's board of directors. Mr. Wilmers will continue as president and chief executive officer of M&T and chairman and chief executive officer of M&T Bank.

                                    - more -

KEYSTONE FINANCIAL AND M&T BANK CORPORATION                              Page 2.


Because the franchises do not overlap, no branch consolidations between Keystone and M&T are anticipated as a result of the merger.

Simultaneous with the completion of the merger, M&T intends to declare a 10-for-1 split on its common stock. M&T also intends to double the cash dividend on its common stock after the closing of the merger to the equivalent of $2.50 per quarter on each pre-split share.

Under the terms of the proposed merger, stockholders of Keystone may elect to receive .05 of a pre-split share of M&T common stock or $21.50 in cash in exchange for each outstanding share of Keystone common stock, although 65% of the 48,930,000 shares of Keystone common stock currently outstanding must be exchanged for shares of M&T common stock. The selection of the method of payment by Keystone's stockholders will be subject to allocation and proration if the election for common stock would be more or less than this 65%. The merger is expected to be tax-free to Keystone stockholders except to the extent they receive cash, and will be accounted for as a purchase.

Based on the current number of shares of Keystone common stock currently outstanding and the closing price of M&T common stock on May 15, 2000, the merger has an indicated value of $1 billion. On the same basis, the pro forma market capitalization of M&T would be approximately $3.8 billion following the merger

Keystone also granted M&T a stock option to acquire up to 19.9 percent of the shares of common stock of Keystone under certain circumstances.

The transaction has been approved by the board of directors of both companies, and is subject to a number of conditions, including various regulatory approvals and approvals of each company's stockholders. The doubling of the quarterly cash dividend on M&T's common stock and the 10-for-1 common stock split are subject to the approval of M&T's board of directors at the time the cash and stock dividends are declared. It is anticipated that the merger will be completed in late 2000.

This press release contains forward-looking statements with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from M&T's expectations: the ability to timely and fully realize expected cost savings and revenues; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. M&T does not assume any duty to update forward-looking statements.

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of M&T and Keystone in connection with the merger, and their interests in the solicitation, is set forth in a Schedule 14A filed on the date of this press release with the SEC.

                                    - more -

KEYSTONE FINANCIAL AND M&T BANK CORPORATION                              Page 3.


M&T and Keystone will be filing a joint proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by M&T may be obtained free of charge by contacting M&T Bank Corporation at One M&T Plaza, Buffalo, New York 14203, Attention: Investor Relations, (716) 842-5445. Documents filed with the SEC by Keystone will be available free of charge by contacting Keystone Financial, Inc., P.O. Box 708, Altoona, Pennsylvania, 16603,
Attention: Shareholder Relations (717) 233-1555.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.


                                      #####


FOR ANALYSTS: To participate in an analyst presentation at 10:30 a.m., EDT, Wednesday, May 17, dial toll-free 1-888-603-9742, Code #11111. The presentation can be played back until June 16, 2000 by calling 1-888-433-2207.

                                                 Filed by M & T Bank Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934



                                         Subject company: M & T Bank Corporation
                                                   Commission File No. 001-09861



On May 17, 2000, M & T Bank Corporation and Keystone Financial, Inc. made the following analyst information Investor Presentation:


                                 [M&T BANK LOGO]

                     Acquisition of Keystone Financial, Inc.


                  A Logical and Attractive Franchise Extension

                              Investor Presentation
                                  May 17, 2000

--------------------------------------------------------------------------------
M&T Management Conference Call Information
--------------------------------------------------------------------------------

The senior management team of M&T will present an overview of the Keystone transaction and respond to investor questions via conference call on May 17, 2000 at 10:30 am eastern standard time. Please call in at least 10 minutes prior
to the start of the call.               ----------------------------------------
-------------------------

A taped playback of the call will be available through June 16, 2000

               Dial-In Number:            (888) 603-9742

               Pass Code:                          11111


               Play-Back Number:          (888) 433-2207*


-------------------------------------------------
* Will not become available until one hour after the conference call is completed.



                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial

--------------------------------------------------------------------------------
Forward Looking Information
--------------------------------------------------------------------------------

This presentation contains forward looking statements with respect to the financial condition, results of operations and business of M&T Bank Corporation ("M&T") and Keystone Financial, Inc. ("Keystone") and assuming the consummation of the transaction, a combined M&T and Keystone, including statements relating to: (i) the cost savings and revenue enhancements and accretion to reported and cash earnings that will be realized from the merger; and (ii) the restructuring charges expected to be incurred in connection with the merger. These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among other things, the following possibilities: (i) expected cost savings from the merger cannot be fully realized or realized within the expected time; (ii) revenues following the merger are lower than expected; (iii) competitive pressure among depository institutions increase significantly; (iv) the integration of the business of M&T and Keystone costs more, takes longer or is less successful than expected; (v) the cost of additional capital is more than expected; (vi) changes in the interest rate environment reduces interest margins; (vii) general economic conditions, either nationally or in the states in which the combined company will be doing business, are less favorable than expected; (viii) legislation or regulatory requirements or changes adversely affect the business in which the combined company will be engaged; and (ix) changes may occur in the securities market. Neither M&T nor Keystone assume any obligation to update forward looking statements.


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial

--------------------------------------------------------------------------------
Transaction Summary
--------------------------------------------------------------------------------

Transaction:                                           Acquisition of Keystone by M&T

Transaction Value:                                     $21.01 per Keystone share/(a)

                                                       Approximately $1.03 billion in aggregate value

M&T Stock Split:                                       10-for-1

Consideration/Election Procedure:                      Cash/stock election procedure subject to proration such that 35% of total
                                                       Keystone shares receive cash and 65% receive M&T common stock

Pricing Mechanism:                                     Exchange ratio of 0.05x (pre-split) on the stock consideration and cash consideration of $21.50 per share are both fixed

Collars / Walk-Aways:                                  None

M&T Dividend:                                          100% increase to $10.00 per share (pre-split)

Accounting Treatment:                                  Purchase accounting (goodwill amortized over 20 years straight-line; core deposit intangible amortized over 7 years accelerated)

---------------------------------------
(a) Based on M&Ts closing price of $415.00 on May 16, 2000.


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial

--------------------------------------------------------------------------------
Transaction Summary
--------------------------------------------------------------------------------

Synergies:                                             $43 million pre-tax (approximately 20% of Keystone's total non-interest expense)

Restructuring Charge:                                  Estimated at $52 million after-tax ($75 million pre-tax)

Management:                                            Robert G. Wilmers - President & CEO
                                                       Robert J. Bennett - Chairman
                                                       Jorge G. Pereira - Vice Chairman
                                                       Carl L. Campbell - Vice Chairman

Board of Directors:                                    5 Board seats granted to Keystone out of a pro forma total of 26 M&T Board seats

Due Diligence:                                         Comprehensive due diligence completed, including credit file reviews

Approvals:                                             Shareholders of M&T and Keystone
                                                       Normal regulatory approvals

Expected Closing:                                      Fourth quarter 2000

Pro Forma Ownership:                                   20% M&T Insiders
                                                       5% Warren Buffett


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        2

--------------------------------------------------------------------------------
                              Strategic Rationale
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Management Interests Remain Aligned with Shareholder Interests
--------------------------------------------------------------------------------

                 [PIE CHARTS ILLUSTRATING EXISTING AND PROFORMA
                    OWNERSHIP OF M&T BANK CORPORATION STOCK]



                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        3

--------------------------------------------------------------------------------
A Logical Franchise Extension
--------------------------------------------------------------------------------

o    Logical geographic extension of M&T's strong New York franchise

     / / Already #1 in deposit market share in Upstate New York, pro forma M&T would also rank #1 in Central Pennsylvania

          - Combined geographic area of Upstate New York and Central Pennsylvania would rank as the 10th largest U.S. state in terms of total deposits

     / / Ability to leverage M&T's proven New York super-community banking strategy across Keystone's franchise

     / /  Familiarity with these markets

          -    Existing M&T presence through the ONBANCorp acquisition

          -    Similar demographics

          - M&T has proven that it can generate top-tier performance and growth in these markets

     / /  Increases scale of banking franchise

     / /  Complementary business models

          - New small business and middle market lending opportunities for M&T

          - Enhances M&T's Trust and Investment Services business, adding $3.3 billion in assets under management, including $1.2 billion in mutual funds


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        4

--------------------------------------------------------------------------------
Low Level of Operational Risk
--------------------------------------------------------------------------------

o    Proven integration experience at M&T under the current management team

o    History of delivering and even exceeding on projections at M&T:

     / / Exceeded the EPS projection made at announcement in the ONBANCorp transaction by 4%

     / / One of only 6 banks to do so out of 27 total banks who have announced deals greater than $850 million in value since 1995

     / / In the 17 quarters since 1995, M&T has exceeded the consensus First Call quarterly estimates by an average of 2% per quarter

o    Only the third largest deal announced by M&T on a relative basis

o Integration will be facilitated by KSTN's 1999 consolidation of its banks under a single charter

o    Minimal business disruption expected given no branch overlap


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial

--------------------------------------------------------------------------------
Financially Attractive with Straightforward, Conservative Assumptions
--------------------------------------------------------------------------------

     o Had the deal been accounted for as a pooling, it would have been accretive in the first full year

     o As structured, the transaction is accretive to cash EPS in the first full year

     o    Favorably priced relative to comparable transactions

     o Generates an internal rate of return ("IRR") well in excess of M&T's cost of equity capital

     o    Financing mix is shareholder focused:

          / /  Blended cost of capital has been minimized

          / / Cash flow per share is significantly improved compared to a pooling deal

     o No revenue enhancements have been assumed, but opportunities have been identified

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        6

--------------------------------------------------------------------------------
Favorably Priced Relative to Comparable Transactions
--------------------------------------------------------------------------------

                                                                 Implied               Comparable               MTB/KSTN
                                                                MTB/KSTN              Transactions         Multiples as a % of
                                                                Multiples              Average (a)           Comparable Avg.
                                                                ---------              -----------           ---------------

Price as a  Multiple of:

     LTM Cash EPS                                               11.9x/(b)                 17.3x                   69%

     Forward Cash EPS                                           10.8/(c)                  15.2                    71

     LTM GAAP EPS                                               12.5/(b)                  18.9                    66

     Forward GAAP EPS                                           11.3/(c)                  16.3                    69

     Book Value                                                 1.84/(b)                  2.69                    69

     Tangible Book Value                                        2.04/(b)                  3.08                    66

Tangible Book Premium to Deposits                               10.4%/(b)                 26.1%                   40

Premium to Market - 1 Day Prior to Announcement                 33.4                      29.4                   114

Premium to Market - 30 Day Average Price                        31.5                      27.9                   113

-------------------------------------------------
(a) Comparable transactions include billion dollar plus traditional bank acquisitions announced since January 1, 1999; seven deals in total.
(b)  Based on financial results for the 12 month period ended March 31, 2000.
(c) Based on First Call quarterly estimates as of May 16, 2000 for the next four quarters through March 31, 2001.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        7

--------------------------------------------------------------------------------
Consistent with M&T's Geographic Strategy - "The Highway Franchise"
--------------------------------------------------------------------------------





                       [MAP ILLUSTRATING BRANCH LOCATIONS]





---------------------------------------
Sources: SNL Securities, L.P. & MapInfo.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        8

--------------------------------------------------------------------------------
Pro Forma M&T: #1 in Upstate New York and #1 in Central Pennsylvania
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         Deposit Share - Upstate NY/(a)
--------------------------------------------------------------------------------

                                                      Deposits
     Rank                 Institution                   ($MM)      % Share
  ---------- -------------------------------------- ------------ -----------

  --------------------------------------------------------------------------
     1       Current M&T Bank                       $12,277       16.11%
  --------------------------------------------------------------------------

     2       HSBC Holdings, Plc                      11,460       15.04

     3       KeyCorp                                  6,716        8.81

     4       FleetBoston Financial                    6,714        8.81

     5       Charter One Financial                    5,219        6.85

     6       Chase Manhattan Corp.                    3,126        4.10

     7       Trustco Bank Corp of NY                  1,904        2.50

     8       BSB Bancorp Inc.                         1,827        2.40

     9       Community Bank System Inc.               1,372        1.80

    10       Premier National                         1,226        1.61

    11       Niagara Bancorp Inc. (Mhc)               1,167        1.53

    12       Citigroup Inc.                           1,031        1.35


--------------------------------------------------------------------------------
                         Deposit Share - Central PA/(b)
--------------------------------------------------------------------------------

                                                      Deposits
     Rank                 Institution                   ($MM)      % Share
  ---------- -------------------------------------- ------------ -----------

  -------------------------------------------------------------------------
    -      Pro Forma M&T Bank                           $4,222      9.11%
  -------------------------------------------------------------------------

    1      Allfirst                                      4,117      8.89

    2      Keystone                                      3,512      7.58

    3      PNC Financial                                 3,113      6.72

    4      Fulton Financial                              2,768      5.97

    5      First Union                                   2,472      5.34

    6      Harris Financial                              2,271      4.90

    7      Mellon Financial                              2,057      4.44

    8      Susquehanna                                   1,613      3.48

    9      Sovereign Bancorp                             1,498      3.23

   10      Northwest Bancorp                             1,258      2.72

   16      Current M&T Bank                                710      1.53


---------------------------------------
Source: SNL Securities, L.P.
(a) Includes only NY counties north of Westchester, excluding New York, Queens, Nassau, Suffolk, Bronx, Richmond, Rockland, Kings and Westchester
(b) Includes only PA counties east of Jefferson / Indiana counties and west of Carbon / Lehigh counties (i.e., excludes counties surrounding Pittsburgh and Philadelphia).


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                        9

--------------------------------------------------------------------------------
Enhanced Financial Scale Creating a Leading Northeast Bank
--------------------------------------------------------------------------------
($ in millions)


                                                           Pro Forma               Rank Among                Rank Among
                                                          Combined ($)            U.S. Banks(a)           Northeast Banks(b)
                                                          ------------            -------------           ------------------
1999 Net Income(c)                                           $349.3                    #32                       #5

1999 Net Income with full synergies(c)                        377.5                     30                        5

Market Capitalization(d)                                        3.9                     31                        5

Assets                                                         29.8                     29                        5

Net Loans                                                      21.9                     27                        5

Deposits                                                       20.2                     29                        5

Common Equity                                                   2.4                     28                        5

---------------------------------------
* Source: SNL Securities, L.P. Balance sheet results as of March 31, 2000.
(a)  Includes all independent U.S. commercial banks.
(b) Includes banks headquartered in NY, PA, MA, CT, ME, VT, DE, MD, RI, NH and NJ. Excludes money center banks.
(c)  Excludes nonrecurring charges.
(d) Based on pro forma shares outstanding and M&T's price of $415.00 as of May 16, 2000. No market value attributed to expected synergies.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       10

--------------------------------------------------------------------------------
Merger Integration Experience at M&T
--------------------------------------------------------------------------------

                                                     Deposits                                                    Deposits Acquired/
  Announce                                           Acquired                                 Current Rank          M&T Deposits
    Date          Target                              ($MM)        Primary City             in Target City        at Announcement
  --------        -------------------------          --------      ----------------------   --------------        ---------------

-----------------------------------------------------------------------------------------------------------------------------
     -            Keystone                           $5,052        NM                            NM                    33.3%
-----------------------------------------------------------------------------------------------------------------------------
   6/4/99         Chase Branches                       $634        Binghamton                    #2                     4.3%

  12/9/98         FNB Rochester                         498        Rochester                      2                     3.3

  10/28/97        ONBANCorp Inc.                      4,025        Syracuse                       1                    35.9

   4/1/94         Ithaca Bancorp                        339        Ithaca                         2                     4.6

  2/24/92         Central Trust  and                  1,312        Rochester, Binghamton          2                    17.6
                  Endicott Trust

  5/31/91         GoldDome                            2,100        GoldDome                       1                    33.8

  9/28/90         Empire of America                   1,300        Buffalo                        1                    21.0

  1/26/90         Monroe Savings                        486        Rochester                      2                     7.8
                  East New York Savings
                  Mid-Atlantic Banks

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       11

--------------------------------------------------------------------------------
                                Financial Impact
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Baseline "Street" Assumptions
--------------------------------------------------------------------------------

("Street Estimates Utilized for Both Companies -- Does not Constitute Management Forecasts*)

     o    M&T Stand-Alone "Street" Assumptions:

          //   2001 First Call consensus estimate of $40.32 per share (fd)

          //   2001 implied First Call aggregate net income of $311 million

          //   EPS grown at a rate of 10.5% annually after 2001 (I/B/E/S)

          //   Continue to deploy excess capital to maximize shareholder returns


     o    Keystone Stand-Alone "Street" Assumptions:

          //   2001 First Call consensus estimate of $1.83 per share (fd)

          //   2001 implied First Call aggregate net income of $89 million

          //   EPS grown at a rate of 8.5% annually after 2001 (I/B/E/S)

-------------------------------------------------
* "Street" estimates include First Call and I/B/E/S sources. First Call and I/B/E/S are recognized data services that monitor and publish compilations of earnings estimates by select research analysts regarding companies of interest to institutional investors.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       12

--------------------------------------------------------------------------------
Pro Forma Impact Based on "Street" Estimates
--------------------------------------------------------------------------------
($ in Millions, except per Share Amounts)

                                                 2001        2002         2003
                                                ------      ------      ------

  M&T Earnings                                  $311.1      $337.8      $366.6

  Keystone Earnings                               89.4        97.0       105.2
                                                ------      ------      ------
         Combined Earnings                      $400.6      $434.9      $471.8


  Cost Savings (after-tax)                       $14.1       $28.2       $29.3

  Net Cost of Financing                          (23.5)      (22.5)      (22.6)

  Amortization Add-back for KSTN                   4.1         4.1         4.1

  New Intangible Amortization                    (41.2)      (39.0)      (36.6)
                                                ------      ------      ------
         Pro Forma Earnings                     $354.1      $405.7      $446.1
                                                ======      ======      ======
  ------------------------------------------------------------------------------
         Pro Forma CASH EPS                     $46.92      $53.29      $58.77

         Pro Forma GAAP EPS                     $37.61      $44.03      $49.56
  ------------------------------------------------------------------------------

         Average Shares Outstanding (fd)           9.4         9.2         9.0

  ------------------------------------------------------------------------------
  Cash EPS Accretion / (Dilution)                  1.3%        5.2%        6.0%

  GAAP EPS Accretion / (Dilution)                 (6.7)%      (1.2%)       0.7%
  ------------------------------------------------------------------------------

-------------------------------------------------
* Based on "Street" estimates for both companies and does not constitute Management forecasts. Excludes estimated merger related charges.


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       13

--------------------------------------------------------------------------------
Strong Pro Forma Financial Position
--------------------------------------------------------------------------------
($ in Millions)

                                               At March 31, 2000
                                          ----------------------------
                                            M&T               Keystone            Pro Forma(a)
                                          -------             --------            ------------
Balance Sheet Items:
     Total Assets                         $22,762              $7,012                $30,221
     Total Gross Loans                     17,703               4,533                 22,236
     Total Deposits                        15,151               5,053                 20,203
     Intangibles                              638                  53                  1,203
     Equity                                 1,832                 556                  2,646
     Reserves for Loans Losses                319                  61                    379
     Capital Securities                       310                   0                    490

Capital Ratios:
     Equity/Assets                            8.1%                7.9%                   8.8%
     Tang. Common Equity/Assets               5.4                 7.2                    5.0

Asset Quality Ratios:
     NPAs/Loans + REO                        0.43%               0.86%                  0.52%
     Loan Loss Reserve/NPLs                 475.7               168.9                  368.5
     Loan Loss Reserve/Loans                  1.8                 1.3                    1.7

-------------------------------------------------
(a) At 12/31/00, includes impact of restructuring charges and other purchase accounting adjustments.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial

--------------------------------------------------------------------------------
Rapid Generation of Deployable Capital
--------------------------------------------------------------------------------

---------------------------------------------
     Tangible Common Equity Ratio
---------------------------------------------
     o   Current M&T (3/31/00): 5.40%
     o   Pro Forma (12/31/00): 5.00%
     o   Targeted Pro Forma Ratio: 5.40%
---------------------------------------------


             Pro Forma Cumulative Deployable Capital ($ millions)(a)
             -------------------------------------------------------


PF 12/31/01     $88
PF 12/31/02     $311
PF 12/31/03     $536


-------------------------------------------------
(a) Represents the cumulative tangible capital at each period end in excess of the amount required to produce a 5.40% tangible common equity ratio.

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       15

--------------------------------------------------------------------------------
Expected Synergies
--------------------------------------------------------------------------------
($ in Millions, pre-tax)

     o    50% of the synergies are expected to be achieved in 2001 and 100% in
          2002


                                                        KSTN        Estimated        %
                                                    Expenses(a)      Savings      Savings
                                                    -----------      -------      -------
                 Corporate Overhead                     $76            $25          33%

                 Business Line Consolidation             73              4           6

                 Facilities                              43              6          15

                 Technology and Operations               24              8          33
                                                    -----------      -------      -------
                        Total                          $216            $43          20%
                                                    ===========      =======      =======

               --------------------------------------------------------------------------------
                 Implied Marginal Efficiency Ratio for KSTN:                        48%
               --------------------------------------------------------------------------------



     o While no revenue enhancements have been assumed, specific opportunities have been identified

-------------------------------------------------
(a) Represents Q1'00 Keystone expenses annualized.


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       16

--------------------------------------------------------------------------------
Estimated Merger Related Charges
--------------------------------------------------------------------------------
($ in Millions)


                                                     Pre-Tax          After-Tax
                                                      Total             Total
                                                      -----             -----

         Human Resources Related                       $29               $20

         Conversion Costs                               23                15

         Facilities and Equipment                       16                10

         Deal Costs                                      7                 7
                                                       ---               ---

                 Total                                 $75               $52
                                                       ===               ===


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       17

--------------------------------------------------------------------------------
Summary
--------------------------------------------------------------------------------

     o Transaction makes strategic and financial sense with manageable execution risk:

          / /  Logical geographic expansion into familiar markets

          / /  Creates the #1 bank in Central Pennsylvania

          / /  Immediately accretive to cash EPS

          / /  Attractive IRR

          / /  Similar cultures and community banking operating models

          / /  Complementary business lines

          / /  Effective use of excess capital


                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       18

--------------------------------------------------------------------------------
History of Consistently Superior Shareholder Returns
--------------------------------------------------------------------------------

   ----------------------------------------
     Total Stock Appreciation Since 1990:
     ------------------------------------
          M&T = 568%
          S&P Regional Bank Index = 287%
   ----------------------------------------


                    S&P Reg'l Bank
                       Index            M&T
                       -----            ---

                     S&P Banks
                       Index            M&T
                       ----             ---

1/1/90                  100%           100%
2/1/90                  103%            99%
3/1/90                   98%           102%
4/1/90                   94%           101%
5/1/90                  104%           102%
6/1/90                   96%            97%
7/1/90                   89%            91%
8/1/90                   78%            84%
9/1/90                   66%            77%
10/1/90                  59%            74%
11/1/90                  71%            82%
12/1/90                  74%            85%
1/1/91                   81%            86%
2/1/91                   91%            98%
3/1/91                   97%           110%
4/1/91                  104%           120%
5/1/91                  111%           131%
6/1/91                  103%           136%
7/1/91                  112%           147%
8/1/91                  120%           151%
9/1/91                  117%           149%
10/1/91                 118%           145%
11/1/91                 110%           136%
12/1/91                 125%           155%
1/1/92                  128%           164%
2/1/92                  138%           200%
3/1/92                  133%           188%
4/1/92                  140%           200%
5/1/92                  142%           201%
6/1/92                  142%           197%
7/1/92                  140%           205%
8/1/92                  133%           201%
9/1/92                  132%           208%
10/1/92                 136%           210%
11/1/92                 151%           220%
12/1/92                 156%           209%
1/1/93                  160%           215%
2/1/93                  165%           219%
3/1/93                  175%           233%
4/1/93                  166%           235%
5/1/93                  163%           222%
6/1/93                  174%           213%
7/1/93                  171%           227%
8/1/93                  169%           216%
9/1/93                  174%           219%
10/1/93                 159%           224%
11/1/93                 155%           217%
12/1/93                 162%           219%
1/1/94                  166%           223%
2/1/94                  160%           211%
3/1/94                  159%           217%
4/1/94                  167%           217%
5/1/94                  175%           233%
6/1/94                  170%           244%
7/1/94                  172%           252%
8/1/94                  176%           245%
9/1/94                  163%           236%
10/1/94                 161%           234%
11/1/94                 148%           226%
12/1/94                 148%           212%
1/1/95                  158%           229%
2/1/95                  167%           258%
3/1/95                  167%           266%
4/1/95                  169%           250%
5/1/95                  186%           258%
6/1/95                  183%           267%
7/1/95                  188%           275%
8/1/95                  197%           285%
9/1/95                  207%           296%
10/1/95                 207%           306%
11/1/95                 223%           324%
12/1/95                 224%           339%
1/1/96                  227%           350%
2/1/96                  236%           375%
3/1/96                  241%           383%
4/1/96                  237%           370%
5/1/96                  240%           367%
6/1/96                  238%           375%
7/1/96                  238%           388%
8/1/96                  252%           396%
9/1/96                  267%           388%
10/1/96                 287%           400%
11/1/96                 314%           437%
12/1/96                 296%           448%
1/1/97                  320%           464%
2/1/97                  337%           503%
3/1/97                  314%           498%
4/1/97                  330%           501%
5/1/97                  340%           500%
6/1/97                  356%           525%
7/1/97                  393%           559%
8/1/97                  370%           569%
9/1/97                  397%           646%
10/1/97                 391%           637%
11/1/97                 415%           657%
12/1/97                 435%           724%
1/1/98                  416%           710%
2/1/98                  448%           735%
3/1/98                  476%           778%
4/1/98                  479%           794%
5/1/98                  460%           791%
6/1/98                  471%           862%
7/1/98                  461%           828%
8/1/98                  361%           638%
9/1/98                  401%           718%
10/1/98                 435%           776%
11/1/98                 448%           776%
12/1/98                 470%           808%
1/1/99                  449%           778%
2/1/99                  452%           740%
3/1/99                  446%           746%
4/1/99                  491%           870%
5/1/99                  468%           820%
6/1/99                  480%           856%
7/1/99                  446%           840%
8/1/99                  423%           722%
9/1/99                  405%           714%
10/1/99                 466%           771%
11/1/99                 435%           732%
12/1/99                 394%           645%
1/1/00                  381%           640%
2/1/00                  320%           574%
3/1/00                  387%           695%
4/1/00                  354%           684%
5/1/00                  387%           668%


-------------------------------------------------
Source: FactSet Datasystems

                                                                        Keystone
M&T Bank ------------------------------------------------------------- Financial
                                       19

                                                 Filed by M & T Bank Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934



                                         Subject company: M & T Bank Corporation
                                                   Commission File No. 001-09861



M & T Bank Corporation issued the following information concerning participants:

                       Information Concerning Participants


         M&T Bank Corporation (the "Company") and certain other persons named below may be deemed to be participants in the solicitation of proxies of the Company's shareholders to approve the proposed merger transaction between the Company and Keystone Financial, Inc. The participants in this solicitation may include the directors of the Company: William F. Allyn, Brent D. Baird, John H. Benisch, Robert J. Bennett, C. Angela Bontempo, Robert T. Brady, Patrick J. Callan, R. Carlos Carballada, Michael J. Falcone, Richard E. Garman, James V. Glynn, Patrick W.E. Hodgson, Samuel T. Hubbard, Jr., Reginald B. Newman, II, Peter J. O'Donnell, Jr., Jorge G. Pereira, Robert E. Sadler, Jr., John L. Vensel, Herbert L. Washington, Christine B. Whitman and Robert G. Wilmers; as well as the executive officers of the Company: Robert J. Bennett, Chairman of the Board; Robert G. Wilmers, President and Chief Executive Officer; Robert E. Sadler, Jr., Executive Vice President; Michael P. Pinto, Executive Vice President and Chief Financial Officer; John. L. Pett, Executive Vice President and Chief Credit Officer; Adam C. Kugler, Executive Vice President and Treasurer; Emerson L. Brumback, Executive Vice President; Atwood Collins, III, Executive Vice President; Mark J. Czarnecki, Executive Vice President; Brian E. Hickey, Executive Vice President; James L. Hoffman, Executive Vice President; and Ray E. Logan, Executive Vice President Manufacturers and Traders Trust Company. As of March 1, 2000, Mr. Wilmers owned 7.61% of the Company's outstanding common stock, Mr. Pereira owned 4.04% of the Company's outstanding common stock, Mr. Baird owned 2.50% of the Company's outstanding common stock and Mr. Sadler owned 1.02% of the Company's outstanding common stock and none of the other foregoing participants individually beneficially owned in excess of 1% of the Company's outstanding common stock. As of March 1, 2000, the directors and executive officers of the Company beneficially owned in the aggregate approximately 17.40% of the Company's outstanding common stock. Additional information about the directors and executive officers of the Company is included in the Company's proxy statement for its 2000 Annual Meeting of Shareholders filed with the SEC on March 10, 2000. Information will also be included in a joint proxy statement/prospectus to be filed by Keystone Financial, Inc. and the Company in connection with the proposed merger. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov) or by contacting M&T Bank Corporation, One M&T Plaza, 5th Floor, Buffalo, NY 14203, Attention: Corporate Reporting, telephone (716) 842-5445.

         Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.